Exhibit (a)(1)(B)

Dear NICE Managers,

I am pleased to update you that last week the NICE Board of Directors accepted management’s recommendations and approved a stock option exchange program and an option price adjustment plan. The plans are designed to allow executives and key employees to benefit from NICE’s growth and success over time.

NICE is a strong company and I am very excited and confident about our long term future. I strongly believe that in order for NICE to emerge from this economic downturn in an even stronger position, we must not only continue to invest in technology, products, partners and customers, but also in our executives and key employees, and enable them to share the long term success of the company.

I believe that these plans are the right tool to express the great appreciation to your contribution to the company’s success by NICE’s management and Board of Directors.

Highlights of the plans:

—	Offer employees in the USA, Israel, UK and HK to exchange their stock options with an exercise price greater than $30.00 per share, most of which bear an exercise price greater than $34 (excluding the Sept. 2, 2008 grant) for Restricted Stock Units/Options at par value (depending on the jurisdiction) in a three-to-one exchange ratio under a new vesting schedule of 4 years (25% each year), pursuant to, and under the terms of a Tender Offer filed today with the SEC.

—	Reduction in exercise price of all stock options granted on September 2, 2008 by 25% (from $30.25 to $22.53) for employees in the USA, Israel, UK and HK.

—	Grant active employees from countries other than the USA, Israel, UK and /or HK with an additional stock option grant (at an exercise price of $22.53) equal to 75% of their current number of outstanding options bearing an exercise price higher than $30.

—	Members of the Board of Directors and CEO are excluded from these plans.

Formal communication regarding these actions as well as certain technical details will be provided to you by the Human Resources Department within the next few days.

I would like to thank you for your continued dedication. I am proud to be part of our winning team.

Best Regards,

Haim Shani
Chief Executive Officer
NICE Systems Ltd